SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 4
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HYPERION SOLUTIONS CORPORATION
(Name of subject company (Issuer))

ORACLE CORPORATION
HOTROD ACQUISITION CORPORATION
(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share	44914M104
(Title of classes of securities)	(CUSIP number of common stock)

Daniel Cooperman, Esq.
Senior Vice President, General Counsel & Secretary
Oracle Corporation
500 Oracle Parkway
Redwood City, California 94065
Telephone: (650) 506-7000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:
William M. Kelly, Esq.
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,284,098,267	$100,822
(1)
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated based on the offer to purchase all of the outstanding shares of common stock of Hyperion Solutions Corporation at a purchase price equal to $52.00 per share and 59,178,935 shares issued and outstanding, outstanding options with respect to 6,976,971 shares (with a weighted average exercise price of $26,67) and outstanding restricted share units with respect to 578,211 shares, in each case as of February 27, 2007, as represented by Hyperion Solutions Corporation.

(2)	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.0000307.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$100,822	Filing Party:	Oracle Corporation, Hotrod Acquisition Corporation
Form of Registration No.:	Schedule TO	Date Filed:	March 9, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on April 19, 2007, amends and supplements the Tender Offer Statement on Schedule TO filed on March 9, 2007 (the “Schedule TO”) and relates to the offer by Hotrod Acquisition Corporation, a Delaware corporation (the “Purchaser”) a wholly-owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all outstanding shares of Common Stock, par value $0.001 per share, and the associated preferred stock purchase rights (together, the “Shares”) of Hyperion Solutions Corporation, a Delaware corporation (“Hyperion”), at a purchase price of $52.00 per Share in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 9, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 8 and 11. Interest in Securities of the Subject Company; Additional Information.

Items 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The subsequent offering period of the Offer expired at 5:00 p.m., New York City time, on Wednesday, April 18, 2007.  According to Citibank, N.A., the depositary for the Offer, as of 5:00 p.m., New York City time, on Wednesday, April 18, 2007, a total of 55,703,835 Shares were validly tendered in the initial and subsequent offering periods of the Offer, which represent approximately 91.3% of all outstanding Shares.  Payment for Shares tendered during the subsequent offering period shall be made promptly.

On April 18, 2007, Oracle announced that the closing of the second step merger of the Purchaser with and into Hyperion will occur on April 19, 2007.  In connection with the Merger, each outstanding Share not tendered in the Offer (other than restricted Shares, Shares held by Oracle, Hyperion or any of their respective subsidiaries, or shares held by stockholders who properly perfect appraisal rights under Delaware law) will be converted into the right to receive $52.00 per Share in cash, without interest, less any required withholding taxes.  Hyperion will be the surviving corporation in the merger and will become a wholly-owned subsidiary of Oracle.

The full text of the press release issued by Oracle and announcing the closing of the acquisition of Hyperion is attached hereto as Exhibit (a)(5)(v) and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(v) Press release issued by Oracle on April 18, 2007.”

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 19, 2007

HOTROD ACQUISITION CORPORATION

By: /s/ Daniel Cooperman
Daniel Cooperman
President and Chief Executive Officer

ORACLE CORPORATION

By: /s/ Daniel Cooperman
Daniel Cooperman
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(5)(v) Press release issued by Oracle on April 18, 2007.